EXHIBIT 99.3

                          LETTER TO PARTICIPANTS IN THE
                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN



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                                  Letterhead of
                     [UNION NATIONAL FINANCIAL CORPORATION]







                                  July 30, 1999




To Participants In Union National Financial Corporation's
Dividend Reinvestment and Stock Purchase Plan:


     We are pleased to inform you that the Board of Directors has amended Union National's Dividend Reinvestment and Stock Purchase Plan to provide stock certificate protection for participants in the plan. As you know, the plan is designed to provide participants with a convenient method to invest dividends payable with respect to shares of Union National's common stock. The amendment to the plan provides for safe keeping of stock certificates when shares are distributable to a plan participant pursuant to a stock dividend or stock split on shares registered in the name of a participant under the plan. In addition, the amendment increases the fees associated with the administration of the plan. We enclose a prospectus containing additional descriptive information concerning the plan, as amended.

     We appreciate your continued ownership of Union National's common stock. Please write or telephone the either plan administrator or me at (717) 653-1441 with any questions that you may have.

                                           Sincerely,



                                           Mark D. Gainer
                                           President and Chief Executive Officer




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